ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated August 18, 2008 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated April 28, 2008 as supplemented

Summit Healthcare Group

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective September 8, 2008, the following new investment options may be available under your contract under the Summit Healthcare Group.

    Amana Growth Fund[1]
    Amana Income Fund[1]

    [1]   This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds" in the Contract Prospectus.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of these funds in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. The following information is added to Appendix V – Description of Underlying Funds in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Amana Mutual Funds Trust - Amana Growth Fund	Saturna Capital Corporation	Seeks long-term capital growth.
Amana Mutual Funds Trust – Amana Income Fund	Saturna Capital Corporation	Seeks current income and preservation of capital.